Exhibit 99.2

Management discussion and analysis of Liminal BioSciences Inc.

March 31, 2020

Management Discussion & Analysis

for the quarter ended March 31, 2020

This Management’s Discussion and Analysis, or MD&A, is intended to help the reader to better understand Liminal BioSciences Inc.’s or Liminal or the Company operations, financial performance and results of operations, as well as the present and future business environment. This MD&A has been prepared as of May 12, 2020 and should be read in conjunction with Liminal’s condensed interim consolidated financial statements for the quarter ended March 31, 2020. Additional information related to the Company, including the Company’s Annual Report on Form 20-F (“Annual Report”), is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar. All amounts are in thousands of Canadian dollars, except where otherwise noted.

FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, that are based on our management’s beliefs and assumptions and on information currently available to our management. These statements are “forward-looking” because they represent our expectations, intentions, plans and beliefs about our business and the markets we operate in and on various estimates and assumptions based on information available to our management at the time these statements are made. For example, statements around financial performance and revenues are based on financial modelling undertaken by our management. This financial modelling takes into account revenues that are uncertain. It also includes forward-looking revenues from transactions based on probability. In assessing probability, management considers the status of negotiations for any revenue generating transactions, and the likelihood, based on the probability of income, that associated costs will be incurred. Management then ranks the probabilities in such a way that only those revenues deemed highly or reasonably likely to be secured are included in the projections.

All statements other than statements of historical facts may be forward-looking statements. Without limiting the generality of the foregoing, words such as “may”, “will”, “expect”, “believe”, “anticipate”, “intend”, “could”, “might”, “would”, “should”, “estimate”, “continue”, “plan” or “pursue”, “seek”, “project”, “predict”, “potential” or “targeting” or the negative of these terms, other variations thereof, comparable terminology or similar expressions, are intended to identify forward-looking statements although not all forward-looking statements contains these terms and phrases.

Forward-looking statements are provided for the purposes of assisting you in understanding us and our business, operations, prospects and risks at a point in time in the context of historical and possible future developments and therefore you are cautioned that such information may not be appropriate for other purposes. Actual events or results may differ materially from those anticipated in these forward-looking statements if known or unknown risks affect our business, or if estimates or assumptions turn out to be inaccurate. In particular, forward-looking statements included in this MD&A include, without limitation, statements in respect to:

•

statements regarding the impact of the COVID-19 pandemic and its effects on our operations, research and development, clinical trials and financial position, and its potential effects on the operations of third-party service providers and collaborators with whom we conduct business;

•	our plans to develop and commercialize our product candidates;
•	our ability to develop, manufacture and successfully commercialize value-added pharmaceutical products;
•	our ability to obtain required regulatory approvals;
•	the availability of funds and resources to pursue research and development projects;
•	the successful and timely completion of our clinical trials;

•	our ability to take advantage of business opportunities in the pharmaceutical industry;
•	our reliance on key personnel, collaborative partners and other third parties;
•	the validity and enforceability of our patents and proprietary technology;
•	expectations regarding our ability to raise capital;
•	the use of certain hazardous materials;
•	the availability and sources of raw materials;
•	our manufacturing capabilities;
•	currency fluctuations;
•	the value of our intangible assets;
•	negative operating cash flow;
•	the outcome of any current or pending litigation against us;
•	uncertainties related to the regulatory process and approvals;
•	increasing data security costs;
•	costs related to environmental safety regulations;
•	competing drugs, as well as from current and future competitors;
•	developing products for the indications we are targeting;
•	market acceptance of our product candidates by patients and healthcare professionals;
•	availability of third-party coverage and adequate reimbursement;
•	general changes in economic or market conditions; and
•	volatility of our share price.

You should refer to the section below titled “Risk Factor Updates” and the section of the Annual Report titled “Item 3.D—Risk Factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this MD&A will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

You should read this MD&A and the documents that we reference in this MD&A completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This MD&A contains market data and industry forecasts that were obtained from industry publications. These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. We have not independently verified any third-party information. While we believe the market position, market opportunity and market size information included in this MD&A is generally reliable, such information is inherently imprecise.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this MD&A, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

Operating and Financial Review and Prospects

Overview

Liminal (TSX & NASDAQ: LMNL) is a clinical-stage biopharmaceutical company focused on discovering, developing and commercializing novel treatments for patients suffering from diseases related to fibrosis, including respiratory, liver and kidney diseases that have high unmet medical need. We have a deep understanding of certain biological targets and pathways that have been implicated in the fibrotic process, including free fatty acid receptors such as G-protein-coupled receptor 40 (GPR40) a related receptor (GPR84), and peroxisome proliferator-activated receptors, or PPARs. In preclinical studies, we observed that targeting these receptors promoted normal tissue regeneration and scar resolution, including preventing the progression of, and reversing established fibrosis. We also have encouraging clinical data that we believe supports the translatability of our preclinical data observations to the clinic. We have leveraged this understanding, as well as our experience with generating small molecules, to build a pipeline of differentiated product candidates.

We are developing fezagepras (also known as PBI-4050), our lead small molecule product candidate, for the treatment of respiratory, liver and kidney fibrosis-related metabolic diseases. Fezagepras is an anti-inflammatory and anti-fibrotic small molecule designed to modulate the activity of multiple receptors, including GPR40 and PPAR alpha. We have completed a number of clinical studies of fezagepras in both healthy volunteers and patients with inflammatory, metabolic or fibrotic disorders. We are currently planning to study fezagepras in another multiple ascending dose study at higher once-daily doses than previously examined as well as twice-daily dosing regimens.

We are also continuing to evaluate PBI-4547, a related but distinct small molecule that we believe has the potential to treat fibrosis-related metabolic disease. Our second small molecule drug candidate, PBI-4547 is in a Phase 1 clinical study. We voluntarily suspended this clinical trial pending review of pharmacokinetic data for the first three cohorts obtained in the first quarter of 2020. No dose-limiting adverse events have been observed to date.

We are also developing Ryplazim®, our lead plasma-derived product candidate, through our wholly-owned subsidiary, ProMetic BioProduction Inc. Ryplazim® is a highly purified glu-plasminogen derived from human plasma that acts as a plasminogen replacement therapy for patients deficient in plasminogen protein. Further to the receipt of a complete response letter, or CRL, from the Food and Drug Administration, or FDA, in April 2018, following the submission of our Biologic License Application, or BLA, with the FDA, and a plant inspection of our Laval, Québec facility by the FDA, we plan to resubmit a BLA, with the FDA, based on the results from our completed open-label Phase 2/3 clinical trial of Ryplazim for the treatment of congenital plasminogen deficiency. While mitigating actions have reduced the impact of COVID-19 on our business operations, we are unable to predict the impact of COVID-19 on our operations, workforce, collaborators and service providers, and when we will be able to resubmit our BLA.

BUSINESS UPDATE

Impact of COVID-19 on Our Business

The World Health Organization has declared the outbreak of a novel coronavirus, referred to as COVID-19, as a global pandemic, which continues to spread throughout Canada and around the world. Following the global outbreak of COVID-19, we have placed a priority on the health and safety of our employees and those involved with our clinical trials. The COVID-19 pandemic has had a mitigated impact on our business operations in the first quarter due to early implementation of business continuity plans to protect our workforce and the enforcement of travel restrictions. In March 2020, a significant portion of our workforce transitioned to working remotely. In addition, we implemented social-distancing measures in our plasma collection facilities, manufacturing facility and research laboratories. We have also implemented a range of programs to help support our employees, from additional paid leave for those who must care for vulnerable family members, enabling employees to work from home where possible and offering financial support to those who are financially affected by the pandemic. As a result of this slowdown, we anticipate delays in our previously anticipated clinical development timelines and data release milestones. The extent of these delays cannot be predicted with confidence at the time of this report. We expect to provide updates to our clinical development programs and timelines as we gain more clarity over the coming months.  In addition, we have adopted risk assessments and mitigating actions across the Company related to the COVID-19 pandemic including; an internal resource centre to maintain the health and safety of our employees and communicate business continuity plans; the assessment of financial and operating impacts and mitigating actions in response; and enterprise risk management and other functional activities. We also continue to evaluate market conditions as they evolve and take precautionary measures to strengthen our financial position.

Clinical Development

In the second half of 2020, we plan to initiate a Phase 1 clinical trial to evaluate multiple ascending doses of fezagepras in healthy volunteers. Although we are not currently experiencing any delays, we expect that we may experience a disruption or delay in our ability to initiate trial sites and enroll and assess patients for this trial. The data from this Phase 1 clinical trial will help define dose levels and regimen to inform the design of any future clinical trials evaluating fezagepras. We are currently reviewing the most appropriate indications for fezagepras, including respiratory, liver or kidney disease indications. Given the ongoing evaluation of the mechanism of action of fezagepras, the current COVID-19 pandemic and pending results of the Phase 1 trial, we are currently unable to predict the timing of the initiation of any future Phase 2 or Phase 3 clinical trials or the appropriate indications which we may pursued.

We also expect to see an impact on our ability to report trial results, or interact with regulators, ethics committees or other important agencies due to limitations in regulatory authority employee resources or otherwise.  In addition, we expect to rely on contract research organizations or other third parties to assist us with clinical trials, and we cannot guarantee that they will continue to perform their contractual duties in a timely and satisfactory manner as a result of the COVID-19 pandemic. If the COVID-19 pandemic continues and persists for an extended period of time, we could experience significant disruptions to our clinical development timelines, which would adversely affect our business, financial condition, results of operations and growth prospects.

We have also been conducting our own preclinical research and reviewing published data on the use of plasminogen as a potential treatment for patients affected with COVID-19. Any additional preclinical research or potential clinical studies to study plasminogen in COVID-19 infected patients would require additional evaluation and the support of government agencies, collaboration partners and funding agencies. We have also leveraged our plasma collection capabilities to commence collecting blood plasma from recovered COVID-19 patients to be potentially used in the manufacture of hyperimmune immunoglobulins by third parties for clinical trial purposes.

Regulatory Activities

We plan to resubmit a Biologics License Application, or BLA, with the U.S. Food and Drug Administration, or FDA, based on the results from our completed open-label Phase 2/3 clinical trial. Due to the impact of COVID-19 on our workforce and ongoing operations, we are currently unable to predict the timing of our BLA resubmission. Further, it is possible that when we submit, we could experience delays in the timing of review and/or our interactions with FDA due to, for example, absenteeism by governmental employees, inability to conduct planned physical inspections related to regulatory approval, or the diversion of FDA’s efforts and attention to approval of other therapeutics or other activities related to COVID-19, which could delay approval decisions and otherwise delay or limit our ability to make planned regulatory submissions or obtain approvals.

Financial and Other Corporate Impacts

Given our main activities continue to be in the R&D stage, we will need additional sources of financing to ensure we have sufficient funds to continue our operations for a period extending beyond a year. Until we complete a financing, we will need to operate at a reduced spending level, limit investments on new research programs, and reduce infrastructure costs where possible. The need for successive financing transactions is likely to continue until we can generate sufficient product revenue to finance our cash requirements. Meanwhile, management expects to finance future cash needs primarily through a combination of public or private equity offerings, debt financings, strategic collaborations, business and asset divestitures, and grant funding. Despite our efforts to obtain the necessary funding and further reduce the costs of our operations, there can be no assurance of our access to further funding on acceptable terms, if at all. The COVID-19 pandemic continues to rapidly evolve and has already resulted in a significant disruption of global financial markets.  If the disruption persists and deepens, we could experience an inability to access additional capital, which could in the future negatively affect our operations.

While we expect the COVID-19 pandemic to adversely affect our business operations and financial results, our clinical development and regulatory efforts, and the value of and market for our common shares will depend on future developments that are highly uncertain and cannot be predicted with confidence at this time, such as the ultimate duration of the pandemic, travel restrictions, quarantines, social distancing and business closure requirements in Canada, the U.S. and other countries, and the effectiveness of actions taken globally to contain and treat the disease.  For example, if remote work policies for certain portions of our business, or that of our business partners, are extended longer than we currently expect, we may need to reassess our priorities and our corporate objectives for the year.

Therapeutic Indications

Liminal’s current operations are primarily focused on the development of small molecule therapeutics against a group of free fatty acid receptors such as G-protein-coupled receptor 40 (GPR40) a related receptor (GPR84), and peroxisome proliferator-activated receptors, or PPARs. The Company’s research is focused on inflammatory, fibrotic and metabolic conditions in patients with liver, respiratory or renal disease, with an emphasis on rare or orphan diseases.

Fezagepras: for the treatment of fibrosis

Our lead small molecule product candidate, fezagepras (also known as PBI-4050), is an anti-inflammatory and anti-fibrotic small molecule designed to modulate the activity of multiple receptors, including GPR40 and PPAR alpha.

We have generated preclinical data for fezagepras in multiple organ disease models of fibrosis, scleroderma and osteoporosis, that we believe support the evaluation of fezagepras in clinical trials for the treatment of fibrosis. This work was performed internally and in collaboration with Vanderbilt University, University of Ottawa, Université de Montréal, McMaster University and the Montreal Heart Institute.

To date, fezagepras has been evaluated in over 250 human subjects in a combination of three Phase 1 clinical trials, three open-label Phase 2 clinical trials and one placebo-controlled Phase 2 trial at doses up to 1,200 mg daily. We completed a Phase 2 open-label clinical trial of fezagepras in patients with idiopathic pulmonary fibrosis, or IPF, in January 2017 and a Phase 2 open-label clinical trial of fezagepras in patients with Alström syndrome in June 2018. We also completed an open-label Phase 2 trial of fezagepras in patients with Type 2 Diabetes with Metabolic Syndrome, or T2DMS in November 2016. We also commenced a placebo-controlled Phase 2 trial in T2DMS in May 2017, but terminated the trial due to failure to meet recruitment targets. An open-label rollover, single-arm, Phase 2 clinical trial of fezagepras for the treatment of Alström syndrome was started in October 2017 and treatment was terminated in May 2020 as a result of the re-deployment of the clinical staff at Birmingham University Hospital in the UK responsible for the trial as a result of the current COVID-19 pandemic. The rollover study was completed after having been extended by the Data Safety Monitoring Board and the UK Medicines and Healthcare Products Regulatory Agency. Eight patients have completed more than two years of treatment with fezagepras. We are continuing to work with the Birmingham UK investigator to publish the results of the Phase 2 Alstrom syndrome study as soon as possible given COVID-19 constraints.

In 2020, subject to the ongoing impact of COVID-19, we plan to initiate a Phase 1 clinical trial to evaluate multiple ascending doses of fezagepras in healthy volunteers, at dose levels higher than those previously evaluated in our completed Phase 1 and Phase 2 clinical trials. The data from this Phase 1 clinical trial will inform dose selection and regimen and appropriate indication for future clinical trials of fezagepras, including placebo-controlled, randomized Phase 2 clinical trials in respiratory, liver or kidney disease indications. We are currently reviewing the most appropriate indications for fezagepras. Future trials are only expected after we have established the optimal dose level based on the results of our planned Phase 1 multiple ascending dose trial. Given the ongoing evaluation of the mechanism of action of Fezagepras, the current COVID-19 pandemic and pending results of the multiple ascending dose study, we are unable to predict the timing of the initiation of any future Phase 2 or Phase 3 clinical trials or the appropriate indication which may be pursued.

Fezagepras has been granted Orphan Drug Designation by the FDA and the European Medicines Agency, or EMA, for the treatment of Alström syndrome as well as for the treatment of IPF. Fezagepras has also been granted the Promising Innovative Medicine or PIM, designation by the UK Medicines and Healthcare products Regulatory Agency or MHRA for the treatment of Alström syndrome and IPF.

Ryplazim® (human) plasminogen replacement therapy

Ryplazim® (human) plasminogen, or Ryplazim®, is a highly purified glu-plasminogen derived from human plasma that acts as a plasminogen replacement therapy for patients deficient in plasminogen protein. We are currently developing Ryplazim® for the treatment of congenital plasminogen deficiency, a rare disorder associated with abnormal accumulation or growth of fibrin-rich pseudomembranous lesions on mucous membranes. Left untreated, these lesions may impair organ function and impact quality of life. Congenital plasminogen deficiency is caused by mutations in PLG, the gene coding for production of the zymogen plasminogen.

The most common and visible lesion associated with plasminogen deficiency is ligneous conjunctivitis, which is characterized by thick, woody (ligneous) growths on the conjunctiva of the eye, and if left untreated, can lead to corneal damage and blindness. Ligneous growths tend to recur after surgical excision, thereby requiring multiple surgeries. While ligneous conjunctivitis is the most common lesion, congenital plasminogen deficiency is a multi-systemic disease that can also affect the ears, tracheobronchial tree, genitourinary tract, and gingiva. Tracheobronchial lesions can result in respiratory failure. Hydrocephalus has also been reported in children with severe hypoplasminogenemia, apparently related to the deposition of fibrin in the cerebral ventricular system. Patients who suffer from plasminogen deficiency also have impaired post-surgical wound healing.

In the Phase 2/3 clinical trial, we evaluated the pharmacokinetics (PK), efficacy and safety of Ryplazim® in 15 pediatric and adult patients with congenital plasminogen deficiency, which is also referred to as hypoplasminogenemia. We previously submitted a BLA for Ryplazim® that received a complete response letter, or CRL, from the FDA in April 2018 and identified numerous control deficiencies in our manufacturing process for production of Ryplazim®. We plan to resubmit a Biologics License Application, or BLA, with the U.S. Food and Drug Administration, or FDA, based on the results from our completed open-label Phase 2/3 clinical trial. Due to the uncertainties of the impact of COVID-19 on our ongoing operations, workforce, collaborators and service providers, including any disruption in our operations as a result of employees or family members being impacted by COVID-19, we are unable to predict the timing of our BLA resubmission.

Analogue PBI-4547:

PBI-4547 is designed to be an orally active modulator of GPR40 and PPAR gamma. Based on preclinical studies, we believe PBI-4547 has the potential to treat fibrosis-related disease, such as NASH. In preclinical studies, PBI-4547 improved metabolic regulation of glucose and lipids and reduce hepatic steatosis, ballooning and overall NAFLD score in high fat diet or HFD, fed mice. We also observed increased fatty acid oxidation and expression of mitochondrial uncoupling proteins in the liver. Additionally, metabolomic profiling demonstrated that HFD-induced metabolic dysregulation was reduced following treatment with PBI-4547. Based on these preclinical results, we believe PBI-4547 has the potential to slow the progression of many of the pathologies associated with NASH and its associated fibrotic elements. In September 2019, we announced that we had dosed the first patient in a Phase 1 clinical trial of PBI-4547, designed to assess the safety, tolerability and pharmacokinetics of single ascending doses of PBI-4547 in up to 40 healthy volunteers. Each volunteer will sequentially receive one of five doses of PBI-4547 (50 mg, 100 mg, 200 mg, 400 mg or 800 mg) or placebo, with each cohort of eight participants randomized in a 3:1 ratio. We voluntarily suspended this clinical trial in the third quarter of 2019 pending review of pharmacokinetic data for the first three cohorts obtained in the first quarter of 2020. No dose-limiting adverse events have been observed.

FINANCIAL PERFORMANCE

Amounts in tables are expressed in thousands of Canadian dollars, except per share amounts.

Financial operations overview

Revenue

Revenues include revenues from plasma sales, royalties and rental revenues.

Cost of sales and other production expenses

Cost of sales and other production expenses includes the cost of the inventory sold, as well as non-capitalizable overhead related to commercial inventory and inventory write-downs.

Research and development expenses

Research and development or R&D expenses comprise the costs to manufacture the plasma-derived product candidates, including Ryplazim®, used in preclinical studies, clinical trials, and supplied to clinical trial patients and certain other patients in connection with expanded access programs, including on a named patient basis and via a compassionate use programs until Ryplazim® is commercially approved and available, if ever, and for the development of our production processes for Ryplazim® in preparation of the resubmission of the BLA. It also includes the cost of product candidates used in our small molecule clinical trials such as fezagepras, the cost of external consultants supporting the clinical trials and preclinical studies, employee compensation and other operating expenses involved in research and development activities.

Administration, selling and marketing expenses

Administration, selling and marketing expenses mainly consist of salaries and benefits related to our executive, finance, human resources, business development, legal, intellectual property, and information technology support functions. It also comprises professional fees such as legal, accounting, audit, financial printer and taxation advisory fees. It also includes operating expenses such as insurance costs, office expenses, and travel costs pertaining to the administration, selling and marketing activities.

Selling and marketing expenses include costs associated with managing our commercial activities as we prepare for our first commercial launch.

Loss (gain) on foreign exchange

Gain or loss on foreign exchange includes the effects of foreign exchange variations on monetary assets and liabilities denominated in foreign currencies between the rates at which they were initially recorded at in the functional currency at the date of the transaction and when they are retranslated at the functional currency spot rate of exchange at the reporting date. All differences are included in the consolidated statement of operations.

Finance costs

Finance costs mainly includes interest expense from the long-term debt and the lease liabilities and banking charges. Finance costs are presented net of interest income which primarily results from the interest earned on the cash and cash equivalents we hold.

Loss (gain) on extinguishments of liabilities

When the terms of our long-term debt are modified significantly, the then existing debt is considered extinguished and the carrying amount of the debt before modification is derecognized, and the fair value of the modified debt is recognized. The difference is recorded as a loss (gain) on extinguishment of liabilities. Deferred financing fees carried on the statement of financial position that pertain to the pre-modified debt are expensed immediately and are also included in the loss or gain. When liabilities are settled using equity instruments, the difference between the carrying amount of the liability settled and the fair value of the equity issued will be recorded as a gain or loss on extinguishments of liabilities.

Change in fair value of financial instruments measured at fair value through profit or loss

Fair value increases and decreases on financial instruments measured at fair value through profit or loss are presented here. This caption includes the changes in fair values of the warrant liability until it was extinguished in April 2019.

Income tax expense

Income tax expense includes the current tax expense that will be payable to or collectable from the taxation authorities in the various jurisdiction in which we operate. This includes the U.K. small and medium enterprise R&D tax credits we were eligible for until 2018 inclusively and subsequent adjustments to the carrying amount of the income tax receivables. Income tax expense also includes deferred income tax expense and recoveries. Deferred income tax assets are recognized to the extent that it is probable that future tax profits will allow the deferred tax assets to be recovered.

Discontinued operations

Following the sale, in November 2019, of two of our subsidiaries previously included in our bioseparations segment, we have restated the prior periods to remove the impact of those operations from the all lines in the financial statements (revenues, cost of sales and production cost, R&D and administration, selling and marketing being the lines most impacted) and have reclassified those results to the discontinued operations line in the financial statement. The amounts showing in the discontinued operations line do not equal the results reported in prior periods for the bioseparation segment since the ownership of one subsidiary that was part of this segment was not sold and since certain of the corporate expenses that were previously allocated to the segment were not reclassified in the results of discontinued operations if those cost remained going forward.

Operating Results

The condensed interim consolidated statement of operations for the quarter ended March 31, 2020 compared to the corresponding period in 2019 are presented in the following table:

Quarter ended March 31	2020	2019	Change
Revenues	$1,103	$2,264	$(1,161)

Expenses
Cost of sales and other production expenses	684	1,130	(446)
Research and development expenses	16,985	17,471	(486)
Administration, selling and marketing expenses	10,672	7,095	3,577
Gain on foreign exchange	(1,132)	(1,776)	644
Finance costs	1,630	7,149	(5,519)
Loss (gain) on extinguishments of liabilities	(79)	80	(159)
Change in fair value of financial instruments measured at fair value through profit or loss	-	229	(229)
Net loss from continuing operations, net of taxes of $nil	$(27,657)	$(29,114)	$1,457
Net income from discontinued operations, net of taxes of $nil	-	280	(280)
Net loss	$(27,657)	$(28,834)	$1,177

Net income (loss) attributable to:
Non-controlling interests - continuing operations	(313)	(698)	385
Owners of the parent
- Continuing operations	(27,344)	(28,416)	1,072
- Discontinued operations	-	280	(280)
	$(27,344)	$(28,136)	$792
Net loss	$(27,657)	$(28,834)	$1,177

Income (loss) per share attributable to the owners of the parent basic and diluted:
From continuing operations	$(1.17)	$(33.59)	$32.42
From discontinued operations	-	0.33	(0.33)
	$(1.17)	$(33.26)	$32.09
Weighted average number of outstanding shares (in thousands)	23,386	846	22,540

Revenues from continuing operations

The following table provides the breakdown of total revenues from continuing operations by source of revenue for the quarter ended March 31, 2020 compared to the corresponding period in 2019:

Quarter ended March 31	2020	2019	Change
Revenues from the sale of goods	$901	$2,198	$(1,297)
Other revenues	202	66	136
	$1,103	$2,264	$(1,161)

Total revenues decreased by $1.2 million driven by the decrease of $1.3 million in revenues from the sale of plasma during the quarter ended March 31, 2020 compared to the corresponding period in 2019. This decrease is due to the reduction in sales of our specialty plasma collected at our plasma collection center in Winnipeg in 2020 compared to the corresponding period in 2019. Other revenues, which are mainly comprised of royalty and rental revenues, increased slightly by $0.1 million.

Cost of sales and other production expenses

Cost of sales and other production expenses during the quarter ended March 31, 2020 decreased by $0.4 million compared to the corresponding period in 2019. This change mainly reflects the decrease in sales of specialty plasma.

Research and development expenses

The R&D expenses for the quarter ended March 31, 2020 compared to the same period in 2019, broken down into its two main components, are presented in the following table:

Quarter ended March 31	2020	2019	Change
Manufacturing and purchase cost of product candidates used for R&D activities	$8,734	$9,217	$(483)
Other research and development expenses	8,251	8,254	(3)
Total research and development expenses	$16,985	$17,471	$(486)

In 2020 and 2019, there was no commercial production of plasma-derived product candidates as we focused on addressing comments received from the FDA in the CRL received in March 2018 in preparation for the resubmission of the BLA and therefore, the cost of manufacturing was classified as R&D expenses.

The plasma-derived product candidates are produced at the Laval plant and the Winnipeg contract manufacturing organization or CMO while the small molecule product candidates are manufactured by third party CMOs. The manufacturing and purchase cost of these product candidates for the quarter ended March 31, 2020 decreased by $0.5 million compared to the corresponding period in 2019, mainly due to lower Winnipeg CMO expenses of $0.8 million. When production is planned during a specific year, the cost for the Winnipeg CMO is expensed as the services are received and production occurs at the facility, whereas if no production is planned for the entire year, then the cost would be expensed on a straight-line basis over the year. In the current period, production is planned to begin later this year explaining why there was no expense taken in the first quarter of 2020. In 2019, the annual expense of the Winnipeg CMO contract was recorded evenly over the year since no production was being undertaken given that the BLA approval for Ryplazim®, if ever received, was too distant in the future and therefore we had no need to build our commercial inventory.

Other R&D expenses during the quarter ended March 31, 2020 compared to the corresponding period in 2019 remained stable. Clinical expenses decreased by $0.8 million as most clinical studies which were active in the first quarter of 2019 were completed, terminated or put on hold in the current quarter. This decrease was offset by an increase of $0.3 million in preclinical studies as new studies have been initiated in the small molecule segment primarily for GPR84 for the current quarter whereas there were no active preclinical studies for the comparative period and also offset by a $0.3 million increase in professional fees incurred for consulting and patent maintenance related to our small molecules product candidates portfolio.

Administration, selling and marketing expenses

The increase of $3.6 million in administration, selling and marketing expenses during the quarter ended March 31, 2020 compared to the corresponding period in 2019 was mainly attributable to the increase of $3.2 million related to director and officer’s insurance and to the increase of professional fees of $0.9 million in connection with the additional public reporting costs of our listing on the Nasdaq Stock Market LLC, or the Nasdaq which were not incurred in the comparative period. The increase is also due to an increase of $0.5 million in share-based payments expense recognized in Administration, selling and marketing expenses. This increase is mainly due to the expense recorded regarding the stock option repricing initiative which is discussed more in depth in the share-based payments expense section. These increases were offset by a decrease of $0.9 million in employee compensation expenses excluding share-based payments mainly due to a reduction in the work force.

Share-based payments expense

Share-based payments expense represents the expense recorded as a result of stock options and restricted share units or RSU issued to employees and board members. This expense has been recorded as follows in the consolidated statements of operations:

Quarter ended March 31	2020	2019	Change
Cost of sales and other production expenses	$7	$-	$7
Research and development expenses	1,015	692	323
Administration, selling and marketing expenses	1,355	840	515
	$2,377	$1,532	$845

The above table includes the share-based payment expense included in both continuing and discontinued operations.

Share-based payments expense increased by $0.8 million during the quarter ended March 31, 2020, compared to the corresponding period in 2019. The increase is mostly explained by the $0.5 million impact in the quarter ended March 31, 2020 of the Company’s proposal, to reduce the exercise price of the stock options issued in June 2019 and held by active employees and directors at the time of the repricing, if approved by the Company’s shareholders at the annual general meeting in June 2020. The details of the repricing initiatives are disclosed in note 10b of the condensed interim financial statements for the quarter ended March 31, 2020.

Finance costs

Finance costs decreased during the quarter ended March 31, 2020 by $5.5 million compared to the corresponding period in 2019. This decrease reflects our lower level of debt during the first quarter of 2020 following the April 23, 2019 debt restructuring discussed further below, compared to the same period in 2019.

Net loss from continuing operations

The net loss from continuing operations decreased by $1.5 million during the quarter ended March 31, 2020 compared to the corresponding period in 2019. This was mainly driven by the decrease in finance costs of $5.5 million reflecting the lower level of debt. The decrease was partially offset by the increase of $3.6 million of administration, selling and marketing expenses reflecting the additional public reporting costs and insurance costs of our listing on the Nasdaq.

Adjusted EBITDA analysis

Adjusted EBITDA is a measure that is not defined or standardized under IFRS and it is unlikely to be comparable to similar measures presented by other companies. We believe that adjusted EBITDA provides additional insight regarding cash used in operating activities on an on-going basis. It also reflects how management analyses performance and compares that performance against other companies. In addition, we believe that adjusted EBITDA is a useful measure as some investors and analysts use EBITDA and similar measures to compare us against other companies. Adjusted EBITDA adjusts net loss for the elements presented in the table above.

The Adjusted EBITDA for the quarters ended March 31, 2020 and 2019 are presented in the following table:

Quarter ended March 31	2020	2019	Change
Net loss from continuing operations	$(27,657)	$(29,114)	$1,457

Adjustments to obtain adjusted EBITDA:
Gain on foreign exchange	(1,132)	(1,776)	644
Finance costs	1,630	7,149	(5,519)
Loss (gain) on extinguishments of liabilities	(79)	80	(159)
Change in fair value of financial instruments measured at fair value through profit or loss	-	229	(229)
Depreciation and amortization	1,629	2,120	(491)
Share-based payments expense	2,377	1,465	912
Adjusted EBITDA from continuing operations	$(23,232)	$(19,847)	$(3,385)
Plus: adjusted EBITDA from discontinued operations	-	859	(859)
Adjusted EBITDA	$(23,232)	$(18,988)	$(4,244)

The decrease of $4.2 million of the total adjusted EBITDA for the quarter ended March 31, 2020 compared to the corresponding period in 2019 was mainly due to the increase in administration, selling and marketing expenses, excluding share-based payments expense, of $3.1 million and the decrease in contribution from the net margin (i.e., revenues from sale of goods less cost of goods sold) from the sales of plasma of $0.7 million. Adjusted EBITDA from discontinued operations decreased by $0.9 million since the two subsidiaries we sold on November 25, 2019, previously included in our bioseparations segment, are no longer included in our results. These decreases in adjusted EBITDA were partially offset by a decrease in increase in R&D expenses, excluding share-based payments expense, of $0.8 million.

Segmented information analysis

The loss for each segment and reconciliation of the segments’ losses to the net loss from continuing operations, net of taxes for the quarters ended March 31, 2020 and 2019 are presented in the following tables. Segment revenues are with external customers unless otherwise specified.

For the quarter ended March 31, 2020	Small molecule therapeutics	Plasma- derived therapeutics	Reconciliation to statement of operations	Total
Revenues	$-	$901	$202	$1,103

Expenses
Cost of sales and other production expenses	-	646	38	684
Manufacturing and purchase cost of product candidates used for R&D activities	32	8,702	-	8,734
R&D - Other expenses	3,493	4,732	26	8,251
Administration, selling and marketing expenses	716	2,083	7,873	10,672
Segment loss	$(4,241)	$(15,262)	$(7,735)	$(27,238)
Gain on foreign exchange				(1,132)
Finance costs				1,630
Gain on extinguishments of liabilities				(79)
Net loss from continuing operations, net of taxes of $nil				$(27,657)
Other information
Depreciation and amortization	$228	$1,233	$168	$1,629
Share-based payment expense	558	4	1,815	2,377

For the quarter ended March 31, 2019	Small molecule therapeutics	Plasma- derived therapeutics	Reconciliation to statement of operations	Total
Revenues	$31	$2,205	$28	$2,264

Expenses
Cost of sales and other production expenses	-	1,130	-	1,130
Manufacturing and purchase cost of product candidates used for R&D activities	-	9,234	(17)	9,217
R&D - Other expenses	2,705	5,482	67	8,254
Administration, selling and marketing expenses	651	1,970	4,474	7,095
Segment loss	$(3,325)	$(15,611)	$(4,496)	$(23,432)
Gain on foreign exchange				(1,776)
Finance costs				7,149
Loss on extinguishments of liabilities				80
Change in fair value of financial instruments measured at fair value through profit or loss				229
Net loss from continuing operations, net of taxes of $nil				$(29,114)
Other information
Depreciation and amortization	$177	$1,799	$144	$2,120
Share-based payment expense	397	351	717	1,465

Small molecule therapeutics segment

The segment loss for the small molecule therapeutics segment was $4.2 million during the quarter ended March 31, 2020 compared to $3.3 million during the corresponding period in 2019, representing an increased segment loss of $0.9 million. This increase in loss was mainly due to an additional spending of $0.8 million on other R&D expenses. This is explained by the increase of $0.3 million in the cost of preclinical studies primarily for GPB 84, while in the corresponding period in 2019 we had stopped all preclinical activities due to our limited funds available at the time. Furthermore, professional fees increased by $0.3 million for consultant work and patent maintenance activities on the small molecule product candidates.

Plasma-derived therapeutic segment

The revenues for the plasma-derived therapeutics segment were $0.9 million for the quarter ended March 31, 2020 compared to $2.2 million for the corresponding period in 2019, representing a decrease of $1.3 million mainly due to lower specialty plasma sales of $1.3 million.

The manufacturing cost of plasma-derived product candidates to be used in clinical trials and for the development of our production processes of $9.2 million during the quarter ended March 31, 2019 decreased by $0.5 million to $8.7 million in the current period, mainly due to lower Winnipeg CMO expenses of $0.8 million. When production is planned during a specific year, the cost for the Winnipeg CMO is expensed as the services are received and production occurs at the facility, whereas if no production is planned for the entire year, then the cost would be expensed on a straight-line basis over the year. In the current period, production is planned to begin later this year explaining why there was no expense taken in the first quarter of 2020. In 2019, the annual expense of the Winnipeg CMO contract was recorded evenly over the year since no production was being undertaken given that the BLA approval for Ryplazim®, if ever received, was too distant in the future and therefore we had no need to build our commercial inventory.

Other R&D expenses at $5.5 million for the quarter ended March 31, 2019 decreased by $0.8 million to $4.7 million for the quarter ended March 31, 2020 as a result of a reduction in payroll of $1.1 million mainly due to us reducing our headcount following the decreased activity in our R&D facility in Rockville, MD which is expected to be closed by the end of 2020.

The loss for the plasma-derived therapeutic segment was $15.3 million for the quarter ended March 31, 2020, a decrease of $0.3 million compared to the corresponding period in 2019. The decrease was mainly driven by the overall reduction of R&D expenses of $1.3 million which more than offset the decreased gross margins of $0.7 million from reduced sales of specialty plasma.

Summary of consolidated quarterly results

The following table presents selected quarterly financial information for the last eight quarters:

		Net income (loss) attributable to the owners of the parent
				Per share
Quarter ended	Revenues	Continuing operations	Discontinued operations	Continuing basic & diluted	Discontinued basic & diluted
March 31, 2020	$1,103	$(27,344)	$-	$(1.17)	$-
December 31, 2019	1,050	(39,397)	25,043	(1.69)	1.07
September 30, 2019	828	(29,521)	(81)	(1.27)	(0.00)
June 30, 2019	762	(135,846)	2,229	(8.26)	0.14
March 31, 2019	2,264	(28,416)	280	(33.59)	0.33
December 31, 2018	3,379	(103,784)	831	(125.04)	1.00
September 30, 2018	6,223	(29,020)	548	(34.96)	0.66
June 30, 2018	14,473	(34,217)	1,947	(41.32)	2.35

Revenues during the quarter ended June 30, 2018 were $14.5 million, of which the majority was driven by a $14.0 million sale of excess normal source plasma inventory. Cost of sales and other production expenses were $14.5 million. This was the first time the Company sold normal source plasma as it wanted to monetize the excess plasma inventory it was carrying that would not be required in the foreseeable future due to the delay in the BLA approval for Ryplazim®, R&D expenses were $22.5 million and administration, selling and marketing expenses were $6.4 million. Financing costs were $5.3 million during the quarter. The net income attributable to the owners of the parent from discontinued operations in the quarter was $1.9 million.

Revenues during the quarter ended September 30, 2018 were $6.2 million due to sales of excess normal source plasma inventory in the amount of $5.7 million. Cost of sales and other production expenses were $5.6 million. R&D expenses at $22.5 million were similar to the previous quarter while administration, selling and marketing expenses decreased slightly to $5.7 million. Financing costs at $5.9 million, continued to increase reflecting the higher debt level as we continued to draw on the credit facility. The net income attributable to the owners of the parent from discontinued operations decreased by $1.4 million to $0.6 million. This decrease is mainly due to the decrease in the net margin of $1.3 million. The sales from discontinued operations were higher during the quarter by $0.4 million but were driven by lower margin product.

Revenues during the quarter ended December 31, 2018 were $3.4 million, which is mainly due to the sale of excess normal source plasma inventory of $3.1 million. Cost of sales and other production expenses decreased by $2.3 million to $3.4 million in line with the decrease in the sale of gods of $2.6 million. R&D expenses decreased slightly to $19.2 million while administration, selling and marketing expenses increased to $10.2 million, impacted by severance expenses. Financing costs increased to $6.6 million reflecting the higher debt level and the higher borrowing cost of the credit facility. During the quarter, a gain on extinguishment of liabilities of $34.9 million was recorded as a result of the modifications to the terms of our long-term debt, namely the extension of the maturity date. Impairments, mainly pertaining to IVIG assets totaling $150.0 million were recognized following changes to our strategic plans which would delay the development of IVIG significantly, if approved. The net income attributable to the owners of the parent from discontinued operations remains relatively stable at $0.8 million, a decrease of $0.3 million.

Revenues were $2.3 million during the quarter ended March 31, 2019 which were lower than those recorded in the previous three quarters as there was no sale of normal source plasma. R&D expenses at $17.5 million were $1.7 million lower and finance costs at $7.1 million increased slightly by $0.6 million compared to the previous quarter. Both R&D and finance costs were impacted by the adoption of IFRS 16 which caused the implicit interest component of the leases to be recorded in finance costs. Administration, selling and marketing decreased by $3.1 million from its higher level in December 2018 which included significant termination benefits. The net income attributable to the owners of the parent from discontinued operations decreased by $0.6 million to $0.3 million mainly due to a decrease in R&D tax credit recorded in the quarter.

Revenues were $0.8 million during the quarter ended June 30, 2019 and were mainly generated from sales of specialty plasma. R&D expenses at $22.3 million were $4.8 higher than the previous quarter and administration, selling and marketing expenses at $18.0 million were $11.0 higher, mainly as a result of an increase of the share-based payment expenses recognized in R&D expenses of $4.3 million and in administration, selling and marketing expenses of $8.9 million over the previous quarter as we made various changes to our long-term equity incentive plans to ensure competitiveness of the plans. Finance costs decreased by $3.8 million as the long-term debt declined significantly on April 23, 2019 as part of the debt restructuring which resulted in a loss on extinguishment of liabilities of $92.3 million. The net loss attributable to the owners of the parent from continuing operations for the quarter ended June 30, 2019 was $135.8 million which represents an increase of $107.4 million from the previous quarter. The increase was driven by the loss on extinguishment of liabilities and the increase in share-based payment expense. The net income attributable to the owners of the parent from discontinued operations increased by $1.9 million to $2.2 million mainly due to increase in the sales of bioseparations products of $2.0 million, which had high margins, thus having no impact on the cost of sales and production expenses.

Revenues remained stable at $0.8 million during the quarter ended September 30, 2019. R&D expenses at $18.1 million declined by $4.2 million and administration, selling and marketing expenses at $9.9 million were $8.2 million lower than the previous quarter. These decreases were mainly driven by a decrease of $4.7 million and $7.5 million in the share-based payment expenses recognized in R&D and in administration, selling and marketing expenses, respectively as such expenditures returned to more normalized levels following the impact of the changes to the long-term equity incentive plans during the quarter ended June 30, 2019. Finance costs decreased by $1.6 million as the balance of long-term debt declined significantly on April 23, 2019 as a result of the debt restructuring. The net income attributable to the owners of the parent from discontinued operations decreased by $2.3 million to a loss of $0.1 million mainly driven by the decrease in the sales of goods of $3.5 million.

Revenues were $1.1 million during the quarter ended December 31, 2019 and were mainly generated from our specialty plasma sales. R&D expenses declined by $0.8 million to $17.3 million mainly due to the decrease in manufacturing and purchase costs of product candidates used in R&D of $2.9 million partially offset by an increase other R&D expenses by $2.0 million. Total R&D expenses declined due to a decline manufacturing cost, including inventories expensed which was partially offset by higher employee compensation expenses, including share-based payments. Administration, selling and marketing expenses were $0.4 million higher than the previous quarter at $10.3 million, reflecting the higher public reporting costs and directors’ and officers’ insurance costs as a result of our listing on the Nasdaq. Finance costs increased by $0.2 million to $1.9 million during the fourth quarter of 2019. The net income attributable to the owners of the parent from discontinued operations increased by $25.1 million at $25.0 million mainly driven by the gain of the sales of the discontinued operations of $26.3 million which was offset by an increase in the administration, selling and marketing expenses of $1.4 million due to bonuses we paid to employees upon the successful completion of the sale of the business which were included in the operating results of the discontinued operations.

Revenues were $1.1 million during the quarter ended March 31, 2020 and were mainly generated from our specialty plasma sales. R&D expenses declined by $0.3 million to $17.0 million mainly due to a decrease in other R&D expenses of $2.4 million which was partially offset by an increase of $2.1 million in manufacturing and purchase costs of product candidates used in R&D. The total R&D expenses declined due to decreases in employee compensation expense, including share-based payments of $1.4 million, in R&D tax credit of $1.1 million, and clinical trial expenditures of $0.9 million. These decreases were offset by an increase of production costs, including inventory expensed of $3.4 million. Administration, selling and marketing expenses were $0.4 million higher than the previous quarter at $10.7 million mainly due to the higher public reporting costs and directors and officers insurance costs as a result of our listing on the Nasdaq, partially offset by a decline in employee compensation expenses categorized as administration expenses while a higher portion of this compensation expense was allocated to R&D activities reflecting the activities of the personnel. Share-based payment expenses also went down compared to the previous quarter. Gain on foreign exchange, increased by $0.9 million to $1.1 million due to the unrealized foreign exchange gain recognized on our cash and cash equivalents held in U.S. currency as the USD/CAD exchange rate increased since the prior quarter. Finance costs decreased by $0.2 million to $1.6 million during the first quarter of 2020. The net income attributable to the owners of the parent from discontinued operations was $nil given those operations were sold in the fourth quarter of 2019.

Outstanding share data

We are authorized to issue an unlimited number of common shares. At May 12, 2020, 23,420,352 common shares, 2,197,374 options to purchase common shares, 4,238 restricted share units and 172,735 warrants to purchase common shares were issued and outstanding.

Transactions between related parties (as defined per IAS 24)

Balances and transactions between our subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note. These transactions have been recorded at the exchange amount, meaning the amount agreed to between the parties.

During the quarter ended March 31, 2020, we paid interest on the loan with our parent, SALP, in the amount of $0.3 million ($2.2 million for the quarter ended March 31, 2019).

We have a nonrevolving line of credit (“LOC”) agreement with SALP, of which $29.1 million is currently available to be drawn as of March 31, 2020, bearing a stated interest of 10%, payable quarterly, and maturing on April 23, 2024 of which $nil has been drawn as at March 31, 2020. The LOC limit available to draw upon has previously been, and will continue to be, automatically reduced by the amounts of net proceeds generated upon the occurrence of all or any of the following transactions: a licensing transaction for the Company’s product candidate Ryplazim® or equity raises. The Company’s ability to draw on the LOC expires May 11, 2021.

During the quarter ended March 31, 2020, we recorded $26 ($nil for the quarter ended March 31, 2019) of research and development expenses, relating to a consulting service agreement signed with one of our directors in 2019 of which $nil remains payable as at March 31, 2020

Changes in accounting policies

The accounting policies used in the interim financial statements are consistent with those applied in the December 31, 2019 audited consolidated financial statements and no new accounting standards were adopted during the quarter.

New Standards and interpretations not yet adopted

There are currently no new standards or interpretations not yet in effect that we reasonably expect would have an impact on the interim financial statements.

Critical Accounting Policies and Estimates

The preparation of the interim consolidated financial statements requires the use of judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities and the accompanying disclosures. The uncertainty that is often inherent in estimates and assumptions could result in material adjustments to assets or liabilities affected in future periods. Other than as described below, the significant accounting judgments and critical accounting estimates we applied, disclosed in the consolidated financial statements for the year ended December 31, 2019, remain unchanged.

COVID-19 – The impact of the COVID-19 pandemic on our interim financial statements for the quarter ended March 31, 2020 has been limited. However, the COVID-19 pandemic has impacted our clinical and preclinical programs, resulting in the adjustment of certain development timelines and activities. While the long-term impact of the global COVID-19 pandemic cannot be fully determined or quantified at this time, we anticipate it will likely impact our future operations and results. Estimates and assumptions about future events and their effects cannot be determined with certainty and therefore require the exercise of judgment. As of the date of issuance of these financial statements, we are not aware of any specific event or circumstance that would require we update our estimates, assumptions and judgments or revise the carrying value of our assets or liabilities. These estimates may change as new events occur and additional information is obtained and are recognized in the consolidated financial statements as soon as they become known.

Share-based compensation – To determine the fair value of stock options on a given date, we must determine the assumptions that will be used as inputs to the Black-Scholes option pricing model, including the assumption regarding the future volatility of the common shares of Liminal for the expected life of the stock options. We use the historical volatility as a starting basis for the estimate and also considers whether there are factors that would indicate that the past volatility is not indicative of the future volatility. In making this assessment, we consider changes in our activities and other factors such as a significant share consolidation. As the volatility is an assumption that has a significant impact on the calculated value of a stock option, the impact of this estimate can significantly impact the share-based payment expense over the vesting period of an award.

On March 23, 2020, our board of directors approved a plan to seek shareholder approval to modify the exercise price of certain stock options as disclosed in note 10b of the consolidated financial statements for the quarter ended March 31, 2020. In order to determine when the expense related to this modification is recognized in the consolidated statement of operations, we evaluated the timing of notification to option holders, the timing and method of determining the exercise price and the service period.

We further considered whether the holders of the stock options had sufficient understanding of the terms and conditions of the potentially revised awards, the degree of certainty of the approval for the repricing and whether the service period for earning the rights to the awards had commenced. We concluded that the definition of the grant date was not met but that the service period had commenced and therefore a preliminary calculation of the incremental fair value of the repricing of the awards was performed using assumptions as of March 31, 2020. This included an assumption that the exercise price would be revised to $15.21, which we assumed would be the higher of (i) $15.21 or (ii) the five day weighted average share price of Liminal common shares on the repricing date. A share-based expense was recognized during the first quarter of 2020 in accordance with the vesting status of the underlying stock options. A final calculation will be required when the conditions for the grant date are met.

Had we determined that the grant date had been met, a single and final calculation would have been done on the announcement date and the incremental fair value would have been similar to the estimate made on March 31, 2020. The difference between the incremental fair value calculated as of March 31, 2020 and the final calculation that will be utilized when the grant date conditions are met may be significant as the calculation will be affected by the revised exercise price and the market price at which the shares will be trading at the grant date. Consequently, the expense recognized over the vesting period may be significantly different depending on what is deemed to be the grant date.

Liquidity and Capital Resources

Overview

Our primary uses of cash are to fund our ongoing research and development activities. We expect our expenses to increase in connection with our ongoing activities, particularly as we continue the research and development of, continue or initiate clinical trials of, and seek marketing approval for our product candidates. In addition, if we obtain marketing approval for any of our product candidates, we expect to incur significant commercialization expenses related to program sales, marketing, manufacturing and distribution to the extent that such sales, marketing and distribution are not the responsibility of potential collaborators as a result of licensing or partnering deals. Furthermore, we expect to continue to incur additional costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we could be forced to delay, reduce or eliminate our research and development programs or future commercialization efforts.

Identifying potential product candidates and conducting non-clinical studies and clinical trials is a time-consuming, expensive and uncertain process that takes many years to complete. Success in the generation of the necessary data or results required to obtain marketing approval and achieve product sales cannot be certain. In addition, successful commercialization of our product candidates cannot be certain and any resulting revenue derived from product sales would not arise for many years, if at all.

Until such time that we can generate substantial product revenue, if ever, we will need to finance our cash needs through a combination of equity offerings, debt financings, strategic collaborations, business and asset divestitures, and grant funding.

Despite our efforts to obtain the necessary funding and further reduce the costs of our operations, there can be no assurance of our access to further funding on acceptable terms, if at all, particularly if the COVID-19 pandemic continues to disrupt global financial markets.

To the extent that we raise additional capital through the sale of equity or convertible debt securities, shareholder ownership interest may be diluted, and the terms of any additional securities may include liquidation or other preferences that adversely affect the rights of shareholders. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends.

If we raise funds through additional collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates, or to grant licenses on terms that may not be favorable to us.

If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts, or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves. We may be required to take additional measures to reduce costs in order to conserve our cash in amounts sufficient to sustain operations and meet our obligations. These measures could cause significant delays in the our preclinical, clinical and regulatory efforts, which are critical to the realization of our business plan.

Liquidity position at March 31, 2020 and going concern

At March 31, 2020, we had a positive working capital position of $41.1 million, and the remaining amount we had available to draw on the line of credit from SALP was $29.1 million available to fund our operations. This will not provide us with sufficient funds to continue maintaining our operating activities, even at low spending levels, for the next 12 months.

In our cash management efforts, we have been operating at a low spending level, pacing our investments on new research programs, and reducing infrastructure costs where possible, while we continue taking steps to further transition our company to focus on the development of our small molecule product candidates. Our liquidity resources are allocated in priority however towards the resubmission of the Ryplazim® BLA to the FDA, and commercialization preparation in anticipation of potential approval.

We are pursuing a number of financing initiatives that could potentially extend our cash runway, if completed. Potential sources of funding include the key ones identified below:

•	We are continuing to evaluate potential strategic collaborations with upfront or continuous funding support;
•	We are continuing to evaluate avenues to monetize non-core assets; and
•	We will consider raising funds through the issuance of equity instruments.

Until we are successful in completing one or more significant financing transactions that may change our financial condition (which may not be available on acceptable terms, if at all), our current circumstances indicate the existence of a material uncertainty that may cast significant doubt about our ability to continue as a going concern. The perception that we may not be able to continue as a going concern may also make it more difficult to operate our business due to concerns about our ability to meet its contractual obligations. Further, if we are unable to secure additional capital, we may be required to curtail our research and development initiatives and take additional measures to reduce costs in order to conserve its cash in amounts sufficient to sustain operations and meet our obligations. These measures could cause significant delays in our preclinical, clinical and regulatory efforts, which are critical to the realization of our business plan. For a comprehensive discussion on the risks related to our funding needs, we refer readers to the section below titled “Risk Factor Updates”.

The unaudited condensed interim consolidated financial statements as of March 31, 2020 do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should we be unable to continue as a going concern. Such adjustments could be material.

Prior Indebtedness

On April 27, 2017, we entered into a third loan agreement with SALP, or the Third Loan Agreement, which provides for an OID loan in the principal amount of $25.0 million. This loan has been amended. We subsequently entered into a fourth loan agreement with SALP, or the Fourth Loan Agreement, on November 30, 2017, and providing for a delayed-draw term loan of up to US$80.0 million, as amended.

On November 14, 2018, we entered into an omnibus amendment agreement with SALP, extending the maturity dates of all loan agreements with SALP outstanding as of such date. As part of the consideration for the extension of the maturity dates of the indebtedness under these agreements, we cancelled 100,117 existing warrants and granted 128,056 warrants to SALP, bearing a term of eight years and exercisable at a per share price equal to $1,000.00.

We also entered into an amendment agreement to the Fourth Loan Agreement on February 22, 2019 securing an additional amount of up to US$15.0 million from SALP under the Fourth Loan Agreement.

Restructuring Transactions

On April 23, 2019, we completed transactions pursuant to a debt restructuring agreement we entered into on April 15, 2019 with SALP and certain of our subsidiaries, or the Restructuring Agreement. In accordance with the Restructuring Agreement, (i) SALP acquired 15,050,312 of our common shares, or the New Common Shares, at a price per common share of $15.21, or the Transaction Price, for a total purchase price of $228.9 million, which was satisfied by the cancellation of outstanding indebtedness owed by us, and (ii) certain Warrants to purchase our common shares held by SALP were amended, with new warrants being issued, or the New Warrants, exercisable for 168,735 common shares at a per-share exercise price equal to the Transaction Price. Under the Restructuring Agreement, all but $10.0 million of the outstanding debt we owed to SALP in the aggregate amount of $238.9 million was converted into common shares. We also entered into a consolidated loan agreement with SALP on April 23, 2019, relating to future indebtedness.

Line of Credit

On November 11, 2019, we entered into an amendment to our April 23, 2019 consolidated loan agreement with SALP to include a non-revolving $75.0 million secured line of credit, or the LOC. The LOC limit available to draw upon will be automatically reduced by the amounts of net proceeds generated, upon the occurrence of all or any of the following transactions; the sale of the bioseparations operations, a licensing transaction for our Ryplazim® or equity raises. As a result of the closing of the sale of our bioseparation business to KKR, the principal amount available under the LOC was automatically reduced by an amount equal to the net proceeds we received for such sale, which was $45.9 million. Our ability to draw on the LOC expires on May 11, 2021. As of the date of this MD&A, we have not drawn any amount on the LOC and $29.1 million was available to be drawn as at March 31, 2020.

Cash flow analysis

The following major cash flow components are presented on a total company basis, inclusive of continuing and discontinued operations.

The summarized consolidated statements of cash flows for the quarter ended March 31, 2020 and the corresponding period in 2019 are presented below.

Quarter ended March 31	2020	2019	Change
Cash flows used in operating activities	$(23,357)	$(17,527)	$(5,830)
Cash flows from (used in) financing activities	(4,045)	20,474	(24,519)
Cash flows from (used in) investing activities	78	(1,227)	1,305
Net change in cash and cash equivalents during the period	$(27,324)	$1,720	$(29,044)
Net effect of currency exchange rate on cash and cash equivalents	2,594	(53)	2,647
Cash and cash equivalents, beginning of the period	61,285	7,389	53,896
Cash and cash equivalents, end of the period	$36,555	$9,056	$27,499

Cash flows used in operating activities increased by $5.8 million during the quarter ended March 31, 2020 compared to the same period in 2019. The increase was mainly due to lower revenues, higher administration, selling and marketing expenses in line with the increased reporting costs of our listing on the Nasdaq, and a return to paying suppliers as due whereas during the first quarter of 2019, payments to our suppliers were delayed due our low level of liquidities.

Cash flows used in financing activities increased by $24.5 million during the quarter ended March 31, 2020 compared to the same period in 2019. This increase is mainly explained by the fact that there was no financing in the current period whereas in 2019, we raised $4.4 million from share issuances and $19.9 million from debt and warrant issuances.

Cash flows from investing activities increased by $1.3 million during the quarter ended March 31, 2020 compared to the same period in 2019 mainly due to the receipt of the final adjustment to the proceeds from the sales of the bioseparations operations, net of cash divested and transaction costs, of $1.2 million.

Research and Development, Patents and Licences

For a discussion of our research and development activities, see “Item 4.B—Business Overview” and “Item 5.A—Operating Results.” of our Annual Report on Form 20-F for the year ended December 31, 2019.

Trend information

Other than as disclosed elsewhere in MD&A, we are not aware of any trends, uncertainties, demands, commitments or events for the period that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions. For a discussion of trends, see “Item 4.B.—Business overview,” “Item 5.A.—Operating results,” and “Item 5.B.—Liquidity and capital resources.” of the Annual Report.

Off-balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Tabular Disclosure of Contractual Obligations

The timing and expected contractual outflows required to settle our financial obligations recognized in the consolidated statement of financial position at March 31, 2020 are presented in the table below:

	Contractual Cash flows
	Carrying amount	Less than 1 year	1-3 years	3 - 5 years	More than 5 years	Total
Accounts payable and accrued liabilities 1)	$17,978	$17,978	$-	$-	$-	$17,978
Long-term portion of royalty payment obligations	113	-	57	57	269	383
Lease liabilities	36,603	8,570	15,738	13,941	37,646	75,895
Long-term portion of other employee benefit liabilities	131	-	131	-	-	131
Long-term debt	8,726	1,008	2,017	11,074	-	14,099
	$63,551	$27,556	$17,943	$25,072	$37,915	$108,486

1)Short term portions of the royalty payment obligations and of other employee benefit liabilities are included in the account payable and accrued liabilities.

Contractual obligations for lease liabilities decreased by a total of 1.1 million as we terminated, in March 2020, a portion of the lease of our R&D facility in Rockville, MD since this space was no longer needed as activities at that site continue to wind down. As a result of this partial lease termination, lease liabilities decreased by $1.1 million while the right of use assets decreased by $1.0 million resulting in a gain on lease modification recorded under finance costs of $0.1 million.

Commitments

Our commitments have remained materially unchanged from those disclosed in the MD&A for the year ended December 31, 2019, as reflected in the Annual Report.

Financial instruments

Use of financial instruments

The financial instruments that we used result from our operating and investing activities, namely in the form of accounts receivables and payables, and from our financing activities resulting usually in the issuance of long‑term debt. We do not use financial instruments for speculative purposes and have not issued or acquired derivative financial instruments for hedging purposes.

Impact of financial instruments in the consolidated statements of operations

The following line items in the consolidated statement of operations for the quarter ended March 31, 2020 include income, expense, gains and losses relating to financial instruments:

•	gain on extinguishments of liabilities
•	finance costs; and
•	foreign exchange gains and losses.

Quantitative and Qualitative Disclosures about Market Risk

We have exposure to credit risk, liquidity risk and market risk. Our Board of Directors has the overall responsibility for the oversight of these risks and reviews our policies on an ongoing basis to ensure that these risks are appropriately managed.

i) Credit risk:

Credit risk is the risk of financial loss to our company if a customer, partner or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s cash, investments, receivables and share purchase loan to a former officer. The carrying amount of the financial assets represents the maximum credit exposure.

We mitigate credit risk through its reviews of new customer’s credit history before extending credit and conducts regular reviews of its existing customers’ credit performance. We evaluate at each reporting period, the lifetime expected credit losses on our accounts receivable balances based on the age of the receivable, credit history of the customers and past collection experience.

ii) Liquidity risk:

Liquidity risk is the risk that we will not be able to meet financial obligations as they come due. We manage our liquidity risk by continuously monitoring forecasts and actual cash flows. Our current liquidity situation is discussed in the liquidity and contractual obligation section of this MD&A.

iii) Market risk:

Market risk is the risk that changes in market prices, such as interest rates and foreign exchange rates, will affect our income or the value of its financial instruments.

a)	Interest risk:

Our interest-bearing financial liabilities have fixed rates and as such there is limited exposure to changes in interest payments as a result of interest rate risk.

b) Foreign exchange risk:

We are exposed to the financial risk related to the fluctuation of foreign exchange rates. We operate in the U.S. and the U.K. and a portion of our expenses incurred are in U.S. dollars and in pounds sterling (£). Historically, the majority of our revenues have been in U.S. dollars and in £, but since the sale of our discontinued operations, our revenues are mainly in U.S. dollars, which serve to mitigate a small portion of the foreign exchange risk relating to the expenditures. When we hold cash and cash equivalents in U.S. dollars, this also helps to mitigate the foreign exchange risk on expenditures. Financial instruments that have exposed us to foreign exchange risk have been cash and cash equivalents receivables, trade and other payables, lease liabilities, licence payment obligations and the amounts drawn on the credit facility. We manage foreign exchange risk by holding foreign currencies we received to support forecasted cash outflows in foreign currencies.

Disclosure controls and procedures and internal controls over financial reporting

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to provide reasonable assurance that information required to be disclosed in our reports filed under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

The CEO and CFO have designed, or caused to be designed, under their supervision, our disclosure controls and procedures.

Internal control over Financial Reporting

Internal controls over financial reporting (ICFR) are designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Due to its inherent limitation, there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

The CEO and CFO have designed, or caused to be designed, under their supervision our ICFR using the framework established in Internal Control – Integrated Framework (2013) by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Change in Internal Controls over Financial Reporting

In accordance with the National Instrument 52-109, we have filed certificates signed by the CEO and CFO that, among other things, report on the design of disclosure controls and procedures and the design of ICFR as at March 31, 2020.

There have been no changes in the Company’s ICFR that occurred during the quarter ended March 31, 2020 that have materially affected or are reasonably likely to materially affect its ICFR.

Risk Factors Updates

Our business faces significant risks. You should carefully consider all of the information set forth in this MD&A and in our other filings with the United States Securities and Exchange Commission and the Canadian Securities Administrators, including the following risk factors which we face and which are faced by our industry. Our business, financial condition or results of operations could be materially adversely affected by any of these risks.

There have been no material changes to our risk factors disclosed in the Annual Report for the year ended December 31, 2019, with the exception of the following risk factors:

We will require additional funding and may not be able to raise the capital necessary to continue as a going concern or to complete the research and development of our pipeline of product candidates and their commercialization, if approved.

As of March 31, 2020, we had approximately $36.6 million of cash and cash equivalents. This will not provide us with sufficient funds to continue maintaining our operating activities, even at low spending levels, for the next 12 months.

Additionally, we will require additional funding and may not be able to raise the capital necessary to continue and complete the research and development of our product candidates and their commercialization, if approved. We have historically generated revenues, but have never achieved or maintained profitability, and will need additional financing in order to continue our activities.

Our future capital requirements will depend on many factors, including:

•	the progress, results and costs of laboratory testing, manufacturing, preclinical and clinical development for our current product candidates;
•	the scope, progress, results and costs of preclinical development, laboratory testing and clinical trials of other product candidates that we may pursue;

•	the development requirements of other product candidates that we may pursue;
•	the timing and amounts of any milestone or royalty payments we may be required to make under future license agreements;
•	the costs of building out our infrastructure, including hiring additional clinical, regulatory, quality control and manufacturing personnel;
•	the costs, timing and outcome of regulatory review of our product candidates, including potential regulatory delays related to the COVID-19 pandemic;
•

the costs and timing of future commercialization activities, including product manufacturing, marketing, sales and distribution, for any of our product candidates for which we receive marketing approval;

•	the costs and timing of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending any intellectual property-related claims; and
•	the extent to which we acquire or in-license other product candidates and technologies.

We have a limited committed external source of funds in the form of a line of credit from SALP of $29.1 million which expires on May 11, 2021. In the past, we have been financed in part through the Restructuring Transactions, debt and public equity offerings and we may effect additional debt or equity offerings to raise capital, the size of which cannot be predicted. The issuance and sales of substantial amounts of equity or other securities, or the perception that such issuances and sales may occur, could adversely affect the market price of our common shares. In addition, to the extent that we raise additional capital by issuing equity securities, our existing shareholders’ ownership may experience substantial dilution, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a shareholder. Equity and debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as redeeming our shares, making investments, incurring additional debt, making capital expenditures or declaring dividends.

The incurrence of additional indebtedness could result in increased fixed payment obligations and we may be required to agree to certain restrictive covenants therein, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely affect our ability to conduct our business.

If we raise additional capital through collaborations, strategic alliances or third-party licensing arrangements, we may have to relinquish valuable rights to our intellectual property, future revenue streams, research programs or product candidates, or grant licenses on terms that may not be favorable to us. If we are unable to raise additional capital through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts, or grant rights to develop and market product candidates that we would otherwise develop and market ourselves.

There is no assurance that sufficient financing will be available when needed to allow us to continue as a going concern. The perception that we may not be able to continue as a going concern may also make it more difficult to operate our business due to concerns about our ability to meet our contractual obligations. Our ability to continue as a going concern is contingent upon, among other factors, obtaining alternate financing. We cannot provide any assurance that we will be able to raise additional capital on acceptable terms, if at all, particularly if the COVID-19 pandemic continues to disrupt global financial markets, reducing our ability to access capital, which could in the future negatively affect our liquidity.

If we are unable to secure additional capital, we may be required to curtail our research and development initiatives and take additional measures to reduce costs in order to conserve our cash in amounts sufficient to sustain operations and meet our obligations. These measures could cause significant delays in our preclinical, clinical and regulatory efforts, which are critical to the realization of our business plan. The accompanying consolidated financial statements do not include any adjustments that may be necessary should we be unable to continue as a going concern. Such adjustments could be material. If we cannot continue as a viable entity, you may lose some or all of your investment.

Our business could be adversely affected by the effects of health epidemics, including the global COVID-19 pandemic.

A novel strain of coronavirus, referred to as COVID-19, has spread globally, including in Canada, the United States and multiple European countries, resulting in the World Health Organization (WHO) declaring the outbreak of COVID-19 as a pandemic. Many countries around the world, including Canada, imposed quarantines and restrictions on travel and mass gatherings to slow the spread of the virus, and closed non-essential businesses.

To the extent that local jurisdictions have restrictions in place, our ability to continue to operate our plasma collection centers and our third-party contract manufacturing organizations’ ability to manufacture and deliver on a timely basis our product candidates, including Ryplazim, to be used in our clinical trials and “compassionate use” programs may also be limited. Such restrictions, limitations or other events may result in a period of business and manufacturing disruption, and in reduced operations, any of which could materially affect our business, financial condition and results of operations.

The spread of COVID-19, which has caused a broad impact globally, may materially affect us economically. The potential economic impact brought by, and the duration of, COVID-19, are uncertain and fluid, and the impact of this or any future  widespread pandemic could result in significant disruption of global financial markets, reducing our ability to access capital, which could in the future negatively affect our liquidity. In addition, a recession or market correction resulting from the spread of COVID-19 could materially affect our business and the value of our common shares.

The continued spread of COVID-19 globally could also adversely affect our planned clinical trial operations, including our ability to initiate the trials on the expected timelines and recruit and retain patients and principal investigators and site staff who, as healthcare providers, may have heightened exposure to COVID-19 if an outbreak occurs in their geography. Further, the COVID-19 outbreak could result in delays in our clinical trials due to prioritization of hospital resources toward the outbreak, restrictions in travel, potential unwillingness of patients to enroll in trials at this time, or the inability of patients to comply with clinical trial protocols if quarantines or travel restrictions impede patient movement or interrupt healthcare services. In addition, we rely on independent clinical investigators, contract research organizations and other third-party service providers to assist us in managing, monitoring and otherwise carrying out our preclinical studies and clinical trials, and the outbreak may affect their ability to devote sufficient time and resources to our programs or to travel to sites to perform work for us. For example, in connection with the COVID-19 pandemic, in May 2020 we recently terminated treatment in an open-label rollover, single-arm, Phase 2 clinical trial of fezagepras for the treatment of Alström syndrome which was started in October 2017 as a result of the re-deployment of the clinical staff at Birmingham University Hospital in the UK responsible for the trial as a result of the current COVID-19 pandemic.

Additionally, COVID-19 may also result in delays in receiving approvals from local and foreign regulatory authorities, including the FDA’s review and approval of our Biologics License Application, or BLA, for Ryplazim, delays in necessary interactions with local and foreign regulators, ethics committees and other important agencies and contractors due to limitations in employee resources or forced furlough of government employees, and refusals to accept data from clinical trials conducted in these affected geographies. For example, the FDA has postponed its inspections outside of the United States due to the COVID-19 outbreak, which may impact the FDA’s product application reviews.

The global outbreak of COVID-19 continues to rapidly evolve. The extent to which COVID-19 may impact our business, operations and clinical trials will depend on future developments, including the duration of the outbreak, travel restrictions and social distancing in Canada and other countries, the effectiveness of actions taken in Canada, the United States and other countries to contain and treat the disease and whether Canada and additional countries are required to move to complete lock-down status. The ultimate long-term impact of COVID-19 is highly uncertain and cannot be predicted with confidence.